SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No.   )1


                     Total-Tel USA Communications, Inc.
                             (Name of Issuer)


                COMMON STOCK -- PAR VALUE $.05 PER SHARE
                     (Title of Class of Securities)


                               89151T 10-6
                                --------
                             (CUSIP Number)

                         Walt Anderson, President
            Foundation for the Non-Governmental Development of Space
             2000 L Street, N.W., Suite 200, Washington, D.C. 20036
                               202-467-1189
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               January 26, 2000
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 8 Pages)

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   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------------                      --------------------------
CUSIP No.   90337P10                              Page 2  of 8    Pages
------------------------------                    --------------------------
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1       NAME OF REPORTING PERSON: Foundation for the International Non-
        governmental Development of Space ("FINDS")
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON : 51-0377880
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
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                            7      SOLE VOTING POWER
                                   421,211 Shares of Common Stock
        NUMBER OF          ---------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH            ---------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                            --------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        421,211 Shares of Common Stock (excludes 420,116 Shares subject to Put Agreement to purchase Common Stock)
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.28% (based on 7,984,404 outstanding shares which information was provided by the Issuer as of January 14, 2000)
------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   CO
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

ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to the common stock, par value $.05 per share (the "Common Shares"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer").The Issuer's principal executive offices are located at Overlook at Great Notch, 150 Clove Road, Little Falls, New Jersey 07054.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  Foundation for the International Non-governmental
              Development of Space ("FINDS"), a Delaware not-for-profit corporation.

         (b)  2000 L Street, N.W., Suite 200
              Washington, D.C.  20036

         (c)  FINDS is a charitable foundation.

         (d) Neither FINDS, nor any director or executive officer of FINDS, has been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Neither FINDS, nor any director or executive officer of FINDS, has been, during the past five years, a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)  Delaware.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Between August 15, 1997 and October 16, 1997, FINDS purchased a total of 16,965 Common Shares on the NASDAQ National Market in over-the-counter transactions, and sold 11,000 of those shares on October 17, 1997. Between October 17, 1997 and April 2, 1998, FINDS purchased additional Common Shares bringing its holdings to 47,465 Common Shares as of April 2, 1998. In July, 1999, a 2-for-1 stock split brought FINDS's holdings to 94,930. Between July, 1999 and January 31, 2000, FINDS purchased 76,700 additional Common Shares on the NASDAQ National Market. The details of FINDS's purchases as set forth in this paragraph are as follows:

Date                 Number of Shares            Price Per Share

08/15/97                  5,000                     $21.5000
08/29/97                 10,000                      21.5000
10/16/97                  1,965                      22.8750
11/24/97                  3,500                      29.0000
11/25/97                  5,500                      29.0000
11/26/97                  2,000                      29.0000
12/10/97                 10,000                      29.6250

                               Page 3 of 8 Pages
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
12/22/97                  2,500                      29.0000
03/03/98                  3,000                      37.5000
03/05/98                  1,000                      36.0000
03/09/98                  2,000                      36.7500
04/01/98                  5,000                      40.7500
04/02/98                  7,000                      41.5000
12/15/99                    500                      14.8750
12/15/99                  1,500                      15.0000
12/16/99                  3,400                      15.2500
12/27/99                  1,200                      14.0000
12/27/99                    500                      13.8750
12/27/99                    400                      13.7500
12/28/99                  1,000                      14.2500
12/28/99                  2,000                      13.7500
12/28/99                  2,000                      14.0000
12/29/99                  1,400                      14.0000
12/30/99                  7,000                      14.0000
01/03/00                    600                      13.8750
01/03/00                  1,400                      14.0000
01/04/00                  3,100                      13.1250
01/04/00                  1,000                      13.0625
01/04/00                  3,300                      14.0000
01/04/00                  4,900                      13.5000
01/06/00                  2,000                      14.0000
01/06/00                  2,300                      13.5000
01/06/00                    200                      13.9375
01/06/00                    500                      13.4375
01/10/00                    100                      12.8750
01/10/00                    100                      13.2500
01/10/00                    800                      13.1250
01/10/00                  4,000                      13.5000
01/21/00                  3,600                      14.5000
01/21/00                  1,100                      14.2500
01/24/00                  1,500                      14.7500
01/26/00                  3,500                      14.8750
01/26/00                  1,500                      15.0000
01/27/00                  2,400                      14.8750
01/28/00                  5,000                      15.0000
01/31/00                  5,000                      14.7500
02/01/00                  1,900                      14.7500
02/02/00                    600                      14.7500
02/02/00                  4,400                      15.0000

Total                   171,630

     In addition, under a Put Agreement dated as of September 21, 1999 between Walt Anderson ("Mr. Anderson"), Warren Feldman ("Mr. W. Feldman"), Solomon Feldman ("Mr. S. Feldman") and Revision LLC, a Delaware limited liability company ("Revision"), which Put Agreement was filed with the Commission on September 30, 1999 as Exhibit 7.2 to Amendment No. 15 to Schedule 13D for Revision (the "Put Agreement"), Mr. W. Feldman, Mr. S. Feldman and their permitted designees had the right, but not the obligation, to sell and deliver up to 1,103,817 Common Shares to Revision and/or Mr. Anderson at a purchase price of $16.00 per share upon the exercise of the Put Option at any time during the period beginning on December 11, 1999 and ending at 5:00 p.m. on February 10, 2000. Certain terms of the Put Agreement were modified by Amendment No. 1 to such Put Agreement, dated as of December 11, 1999, a copy

                           Page 4 of 8 Pages
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of which was filed with the Commission on December 21, 1999, as Exhibit 7.2 to
Amendment No. 16 to Schedule 13D for Revision, including the addition of FINDS as a party to the Put Agreement.

     On December 14, 1999, pursuant to the Put Agreement, as amended, Mr. W. Feldman delivered an exercise notice (the "Exercise Notice"), which Exercise Notice was filed with the Commission on January 24, 2000 as Exhibit 7.2 to Amendment No. 17 to Schedule 13D for Revision, with respect to 788,021 Common Shares subject to the Put Option. On January 14, 2000, pursuant to the Put Agreement and the Exercise Notice, FINDS purchased 249,581 of the Common Shares subject to the Put Agreement.

     A total of 420,116 Common Shares remain subject to sale pursuant to the Put Agreement. FINDS has no right to require any of the Common Shares subject to the Put Agreement to be sold. Revision may assign to FINDS its obligation to purchase 150,419 of the remaining 420,116 Common Shares subject to the Put Agreement.

     All of the funds used to purchase the above 405,211 Common Shares acquired by FINDS came from FINDS general corporate funds.


ITEM 4.  PURPOSE OF TRANSACTION.

         FINDS acquired the above-mentioned Common Shares for investment purposes. FINDS may determine to purchase additional securities of the Issuer or to sell some or all of any of the Common Shares FINDS owns at any time in private or market transactions depending on market conditions, an evaluation of the Issuer's business, prospects and financial condition, the market for the Common Shares, other opportunities available to FINDS, general economic conditions, money and stock market conditions, and other further developments.

         Except as described herein, FINDS has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the Issuer's present board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

                                  Page 5 of 8 Pages
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         (g)      Changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      Any action similar to any of those enumerated above.

        FINDS may at any time and from time to time review or reconsider the position of FINDS and formulate plans or proposals with respect to the Issuer and its securities, but has no current intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) FINDS beneficially owns 421,211 Common Shares (excluding 420,116 Common Shares still subject to the Put Agreement) representing approximately 5.28% of the outstanding Common Shares, based on information provided by the Issuer that as of January 14, 2000, the Issuer had 7,984,404 Common Shares issued and outstanding. As described under Item 3 above, FINDS has no right to acquire any of the 420,116 Common Shares still subject to the Feldman Put Agreement, as amended, and therefore is not a beneficial owner thereof within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

                  In addition, Mr. Anderson, the President and a Director of FINDS, is the Manager of Revision, which owns 3,595,604 Common Shares. Mr. Anderson also personally owns 200 Common Shares. Mr. Anderson does not have a controlling interest in FINDS and thus disclaims beneficial ownership of the Common Shares held by FINDS.

         (b)      FINDS has the sole power to vote and dispose of the Common
                  Shares.

         (c) During the 60 days preceding the date of this Statement, FINDS acquired the Common Shares as reported in Item 3 above.

          (d) No other person is known by FINDS to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by FINDS.

          (e)     Not applicable.


                             Page 6 of 8 Pages
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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except for the Put Agreement and Amendment No. 1 thereto(as described in Item 3 above), FINDS has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares benefically owned by FINDS, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          None.







































                             Page 7 of 8 Pages
                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:     February 4, 2000

                                           Foundation for the International
                                           Non-governmental Development of
                                           Space, a Delaware not-for-profit
                                           corporation



                                         By: /s/ Walt Anderson
                                            --------------------------------
                                              Walt Anderson, President









                             Page 8 of 8 Pages